SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2005	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: November 8, 2005	By:	/S/ BRUCE G. WATERMAN
		Name:	Bruce G. Waterman
		Title:	Senior Vice President, Finance & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release # 05-021 dated November 8, 2005

NEWS RELEASE
FOR IMMEDIATE RELEASE
Agrium announces a $325-million cash offer to acquire all outstanding IDS Units of Royster-Clark at $10 per Unit
05-021
Date: November 8, 2005
Contact:
Investor Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357
Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437
Media Relations:
John Lute
Phone (416) 929-5883
Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN CANADIAN $, UNLESS OTHERWISE INDICATED

Calgary, Alberta—Agrium Inc. (TSX:AGU; NYSE:AGU) announced today it is making a $325—million all-cash take-over bid to purchase all of the outstanding Income Deposit Securities (Units) of Royster-Clark ULC and Royster-Clark Ltd. (TSX:ROY-UN) at a price of $10 per Unit. Royster-Clark is a major U.S. agricultural retail chain, with annual sales of over U.S.$1-billion.
The offer price represents a 32 percent premium over the volume weighted-average trading price for Royster-Clark Units on the Toronto Stock Exchange for the 20 trading days ended November 7, 2005 and a premium of approximately 27 percent over yesterday’s closing price of $7.85.
“Agrium’s offer for Royster-Clark is consistent with our strategy to grow our profitable retail business and allows us to expand our geographic base and our product diversity,” said Mr. Wilson, President and CEO of Agrium. “It also further increases the level and consistency of our cash flow and earnings and will allow us to deliver value to both our shareholders and our customers.”
“Royster-Clark’s IPO in July of this year was issued at $10.00, but the Units have traded as low as $7.20. Our offer allows Royster-Clark unitholders to recoup their original investment in addition to distributions on the Units. We believe our offer represents full and fair value and reflects the benefits of expected synergies from the deal.”
“The expected synergies would be achieved by integrating Royster-Clark’s complementary operations with Agrium’s proven retail business model. We expect this acquisition would be immediately accretive for Agrium,” said Mr. Wilson.

Agrium will fund the offer from cash on hand and through available lines of credit. In addition, the purchase of minority interests and the assumption of Royster-Clark’s debt, which together are estimated to total approximately $210-million based on Royster-Clark’s public disclosure documents, will result in a total acquisition cost of approximately $535-million (U.S. $450-million). Agrium’s offer will be open for acceptance until December 15, 2005, unless extended or withdrawn.
Agrium’s offer will be subject to customary conditions for bids of this type, including that at least 90 percent of the Units be deposited and not withdrawn, that all necessary regulatory approvals be obtained, and that all waiting periods expire prior to Agrium taking up Units under the offer. Each Unit is comprised of a subordinated note and a common share and only deposits of Units will be accepted. If Agrium acquires Units pursuant to the offer, it intends to acquire the remaining shares in accordance with applicable law.
Agrium has engaged RBC Capital Markets and Lehman Brothers as financial advisors in connection with the offer. RBC Capital Markets will act as dealer manager for the offer.
In connection with the offer, Agrium will file a take-over bid circular on SEDAR that will contain important information. Royster-Clark security-holders should read the circular and any other materials filed on SEDAR relating to the offer, copies of which can be obtained at the SEDAR website at www.sedar.com or on our web page www.agrium.com. The take-over circular and other documents of Agrium, when available, may also be obtained upon request made to Agrium’s information agent, Georgeson Shareholder Communications Canada Inc. at toll free 1-866-787-5864.
About Royster-Clark
Royster-Clark is a major retail distributor of agricultural nutrients, seed and crop protection products and provider of agronomic services to U.S. growers, with over U.S.$1-billion in revenue in 2004. Royster-Clark operates over 250 farm centres throughout the Midwestern and Southeastern U.S. It operates more than 30 facilities including seed processing and fertilizer granulation and blending plants. It also operates more than 70 storage and distribution terminals and warehouses with associated fertilizer storage capacity of approximately one million tonnes.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to this bid, include: realization of operational synergies, reliance on Royster-Clark Ltd.’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).
A WEBSITE SIMULCAST on this offer will be available in a listen-only mode beginning Tuesday, November 8 at 1:30 p.m. MT (3:30 p.m. ET). Please visit the following website: www.agrium.com